UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                            AppliedTheory Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                    03828R104
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                                 (CUSIP Number)


                                    12/31/99
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 03828R10413G                13G                      PAGE 2 OF 6 PAGES
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   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               NYSERNet.net, Inc.


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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a)  |  |
                                                                   (b)  |  |
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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

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                  5     SOLE VOTING POWER

                             4,719,300
   NUMBER OF
                ----------------------------------------------------------------
    SHARES        6     SHARED VOTING POWER

 BENEFICIALLY                 0

   OWNED BY
                ----------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER

   REPORTING                 4,719,300

    PERSON
                ----------------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                              0

--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,719,300

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  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)



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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               18.7%

--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO

--------------------------------------------------------------------------------

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CUSIP NO. 03828R10413G                13G                      PAGE 3 OF 6 PAGES
--------------------------------                --------------------------------

Item 1.

           (a) Name of Issuer

               AppliedTheory Corporation

           (b) Address of Issuer's Principal Executive Offices

               1500 Broadway, 3rd Floor
               New York, NY  10036

Item 2.

           (a) Name of Person Filing

               The names of the person filing this statement on Schedule 13G is NYSERNet.net, Inc., a New York not-for-profit corporation (the "Reporting Person").

           (b) Address of Principal Business Office or, if none, Residence

               The business address of the Reporting Person is 100 Elwood Davis Rd., Syracuse, New York 13212-4312.

           (c) Citizenship

               The Reporting Person is a New York not-for-profit corporation formed under the laws of New York.

           (d) Title of Class of Securities

               Common Stock (the "Common Stock")

           (e) CUSIP Number

               0382R104

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C 80a-8).

               (e) [ ] An investment adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E);

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CUSIP NO. 03828R10413G                13G                      PAGE 4 OF 6 PAGES
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               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a) Amount beneficially owned: 4,719,300.
           (b) Percent of class: 18.7%.
           (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 4,719,300.

                     In connection with the Stock Purchase Agreement by and among IXC Internet Services, Inc., Grumman Hill Investments III, L.P., Issuer, the Reporting Person, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros and David A. Buckel dated August 4, 1998, the Reporting Person granted to IXC and Grumman Hill an irrevocable proxy with respect to 1,260,000 shares of the Common Stock, subject to reduction by that number of shares of the Common Stock acquired by IXC and Grumman Hill from Issuer or any of Issuer's stockholders subsequent to September 4, 1999 and prior to October 4, 2000. According to publically available information, IXC has acquired more than 1,260,000 shares of the Common Stock between September 4, 1999 and October 4, 2000, thereby eliminating the IXC/Grumman Hill proxy with respect to the Reporting Person's shares of Common Stock.

               (ii)  Shared power to vote or to direct the vote: 0.

                     See response to Item 4(c)(i) above.

               (iii) Sole power to dispose or to direct the disposition of:

                     4,719,300.

               (iv)  Shared power to dispose or to direct the disposition of: 0.

ITEM 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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CUSIP NO. 03828R10413G                13G                      PAGE 5 OF 6 PAGES
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ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.    Identification and Classification of Members of the Group

Not applicable.

ITEM 9.    Notice of Dissolution of Group

Not applicable.

ITEM 10.   Certification

The Reporting Person is filing this statement pursuant to ss.240.13d-1(d), therefore no certification is required.

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CUSIP NO. 03828R10413G                13G                      PAGE 6 OF 6 PAGES
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            SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                       NYSERNET.NET, INC.


                                       By: /S/ FRANK C. LEES, PH.D
                                           -------------------------------------
                                           Name:  Frank C. Lees, Ph.D
                                           Title: President